FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 26, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

June 26, 2006

                                                                      On June 26, 2006, OAO Tatneft issued the following press release:
June 26, 2006

For immediate release

OAO Tatneft announces its intention to delist from the New York Stock Exchange and to terminate its registration with the SEC

OAO Tatneft  (NYSE:  TNT;  LSE:  ATAD) (the  "Company")  announced  today that it plans to delist  voluntarily  from the New York Stock
Exchange  (the "NYSE") so as to  concentrate  trading in its equity  securities  outside of the Russian  Federation on the London Stock
Exchange (the "LSE").  In addition,  when  circumstances  permit,  the Company intends to apply for termination of the  registration of its ordinary shares with the U.S. Securities and Exchange Commission (the "SEC").

The  decision  to  delist  from the NYSE and to  terminate  the  registration  with the SEC has been  taken  following  a review of the appropriateness  of  maintaining  multiple  international  listings.  The Company is the only major Russian issuer to have a listing in both London and New York.  Given the increase in recent years in costs  associated with the  registration  of the Company's  securities with the SEC, a decision was made to  concentrate  international  trading of the Company's  equity  securities  in London.  The Company believes that direct cost savings,  resulting from the planned  de-listing and deregistration in the United States, can be realized for shareholders and that the focus on a single international trading market for the Company's equity securities may increase liquidity.

The Company  currently  expects to file its application for delisting from the NYSE in mid-August  2006.  Following  delisting from the
NYSE and pending the filing of the  Company's  application  for  deregistration  from the SEC, the Company  will remain  subject to the regulations  of the  SEC.  To  facilitate  termination  of the  registration  of its  ordinary  shares  with the SEC,  the  Company  is considering  amendments to the deposit  agreement  relating to its ADR facility (the "Deposit  Agreement")  that would prevent  persons resident in the United  States  (other than certain  "qualified  institutional  buyers"  identified  by the Company  acting in its sole discretion) from  participating in the facility.  The Company  currently  expects that The Bank of New York, the depositary for the ADR facility  (the  "Depositary")  and the Company  will sign these  amendments,  and that the  Depositary  will give formal  notice of the amendments  to  registered  owners of ADRs,  on or about July 10,  2006.  The  Company  intends to  reserve  the right to refrain  from implementing  the proposed  amendments to the Deposit  Agreement in the event that the SEC adopts new rules relating to  deregistration in a form that would permit the Company to deregister without implementing those amendments.

The Company's  representatives  will discuss the planned delisting and deregistration  and U.S. GAAP financial  highlights for 2004 and the first half of 2005 on a conference  call at 9 a.m.,  Eastern  Daylight  Time,  2 p.m.  British  Summer Time, 5 p.m.  Moscow time on
Tuesday, June 27, 2006.   To participate in this conference call, dial one of the following numbers using participant code C915967:

U.K.: +44 (20) 8996 3920
U.S.: +1 (888) 481 7939 (toll free from the U.S.)
U.S.: +1 (617) 847 8707

Further information on the Company's current  expectations  regarding timing of the various steps associated with the planned delisting and the  proposed  amendments  to the  Deposit  Agreement  can be found in Appendix  A.  Further  information  regarding  the  proposed amendments to the Deposit Agreement and related matters can be found in Appendix B.

For additional information, please contact:

Media

UK       Greg Quine
         Jon Simmons
         Andrew Dowler
         Financial Dynamics, London
         +44 (20) 7831 3113

USA      Brian Maddox
         Greg Jawski
         Financial Dynamics, New York
         +1 (212) 850 5600

Russia   Michael Guerin
         Financial Dynamics, Moscow
         +7 (495) 795 0623

Investor Relations:

Vladlen Voskoboinikov
Vasily Mozgovoi
OAO Tatneft
+7 (495) 980 5226

Important disclaimer:

This document contains  "forward-looking  statements" as that term is defined in the Private Securities  Litigation Reform Act of 1995.
Forward-looking  statements are identified by the words "expects,"  "intends," "will," "seeks," "plans," "proposes,"  "anticipates" and similar  expressions.  Forward-looking  statements are based on current  plans,  estimates and  projections.  A number of factors could cause actual results or outcomes to differ materially from those expressed in or implied by the forward-looking  statements,  including the risk of legal or  regulatory  action  that may delay  amendment  of the  Deposit  Agreement,  termination  of  registration  of the
Company's  ordinary  shares with the SEC or other  proposed  measures  described  in this press  release,  the risk that trading in the
Company's securities may not develop as currently expected,  as well as the risks described in the documents that the Company has filed with the SEC,  including  the Annual  Report on Form 20-F for 2004 as filed with the SEC on the date of this press  release.  Investors and  security  holders  can  obtain  a free  copy of  documents  that  the  Company  has  filed  with  the SEC at  http://www.sec.gov/.
Forward-looking  statements  speak only as of the date they are made,  and the Company does not  undertake any duty to update or revise forward-looking statements.

                                                              Appendix A
                                                          Expected Timetable

The  Company  currently  expects to proceed  with the  delisting  from the NYSE and the  amendments  to the  Deposit  Agreement  on the timetable  set forth below,  which is subject to change in the  discretion  of the  Company.  The  proposed  amendments  to the Deposit
Agreement  and the  establishment  of a new Rule 144A  deposit  facility  (as  defined in  Appendix  B) also are subject to the Company obtaining any regulatory approvals that may be required in the Russian Federation or elsewhere.

June 30, 2006                                         Board of  Directors  of the  Company  considers  a
                                                      resolution  authorizing  the  Company to (a) amend
                                                      Deposit  Agreement,  (b)  enter  into new  deposit
                                                      agreement   relating  to  the  Rule  144A  Deposit
                                                      Facility,  (c) apply for delisting  from the NYSE,
                                                      and (d)  apply,  when  circumstances  permit,  for
                                                      termination  of   registration  of  the  Company's
                                                      ordinary shares with the SEC
July 7, 2006                                          The  Company  files with the SEC a  post-effective
                                                      amendment  to the  Registration  Statement on Form
                                                      F-6   relating   to  the  ADRs  to   remove   from
                                                      registration   all   previously   registered   but
                                                      unissued ADRs
July 10, 2006                                         The Company and the Depositary  sign amendments to
                                                      Deposit  Agreement;  Depositary  gives  notice  of
                                                      amendments   to  Owners  (as  defined  in  Deposit
                                                      Agreement)
August 10, 2006                                       Amendments to Deposit Agreement take effect
August 18, 2006                                       The Company  files its  application  for delisting
                                                      from the NYSE
August 18, 2006                                       Expected    date    of    announcement    of   the
                                                      Certification Date (see Appendix B)
Fourth quarter, 2006                                  Filing  with  the  SEC  of  the  Company's  annual
                                                      report  on Form 20-F for the year  ended  December
                                                      31, 2005
Fourth quarter, 2006                                  Certification Date  (see Appendix B)
Fourth  quarter,  2006  (within  few  business  days  Depositary  commences  sale  (outside the U.S.) of
after the Certification Date)                         ordinary  shares  underlying all GDRs except those
                                                      beneficially   owned  by  persons   who  (i)  have
                                                      certified  that  they  are  not  "resident  in the
                                                      United  States" or (ii) have  certified  that they
                                                      are QIBs and have been approved by the Company
Fourth quarter,  2006 (following completion of sales  Beneficial  owners  other  than those who (i) have
of ordinary shares by the Depositary)                 certified  that  they  are  not  "resident  in the
                                                      United  States" or (ii) have  certified  that they
                                                      are QIBs and have been  approved  by the  Company,
                                                      may  receive  pro  rata  net  proceeds  of sale of
                                                      shares  underlying their GDRs against surrender of
                                                      their  GDRs and  payment of the  Depositary's  fee
                                                      and any other applicable charges and taxes

                                                              Appendix B
                                               Proposed Amendments to Deposit Agreement

The proposed amendments to the Deposit Agreement would include principally the following:

-        Requiring  that,  on or before a date  designated  by the Company and the  Depositary  with at least 30 days' prior  notice to owners of ADRs (the  "Certification  Date"),  beneficial owners of the ADRs must certify either (i) that they are not resident in the United States or (ii) that they are  "qualified  institutional  buyers" or "QIBs" and that they request to be permitted to continue to hold GDRs following the Certification Date;[1]

-        Redesignating  the  ADRs  as  "Global  Depositary  Receipts"  ("GDRs")  with  effect  as  of a few  business  days  after  the
         Certification Date;

-        Introducing a provision that the ordinary  shares  underlying all GDRs except those  beneficially  owned by persons who, on or before the  Certification  Date,  (i) have  certified that they are not "resident in the United States" or (ii) have certified that they are QIBs and have been  approved by the Company,  will be sold by Depositary  outside the United States  pursuant to
         Regulation S under the U.S.  Securities Act of 1933, as amended (the  "Securities  Act"),  and that,  upon completion of those sales, the proceeds of those sales will be transferred to the beneficial holders of such GDRs;

-        Introducing  a provision  that  deposits  into the  restructured  GDR facility  will be accepted only from persons who are not resident in the United States; and

-        Introducing  a provision  that  transfers  of the GDRs may not be made to  U.S.-resident  persons  other than to QIBs who take delivery  pursuant to a new deposit  facility  that the Company  intends to  establish  to permit (i)  purchase and holding of depositary  receipts  representing  the Company's  ordinary shares by  U.S.-resident  QIBs and (ii) trading in such depositary receipts among U.S.-resident QIBs (the "Rule 144A Deposit Facility").

The amendments to the Deposit  Agreement  would provide that the Company may instruct the  Depositary to refrain from selling  ordinary shares  underlying GDRs beneficially  owned by certain QIBs identified by the Company acting in its sole discretion,  even if such QIBs are resident in the United States.  The Company  currently  expects to exercise this  discretion to permit certain  U.S.-resident  QIBs with the largest holdings of ADRs prior to the  Certification  Date to continue to hold GDRs after the  Certification  Date, so long as this does not in the Company's view  jeopardize the Company's  ability to terminate the  registration  of its ordinary  shares with the
SEC under  applicable  rules.  The  amendments  to the Deposit  Agreement  also would  provide that the Company may, from time to time, serve a mandatory  notice on any one or more such QIBs  (identified by the Company,  acting in its sole  discretion)  requiring them to transfer  their GDRs to a non-U.S.  resident  person or,  upon  expiration  of a  reasonable  period,  to require the  ordinary  shares underlying the GDRs  beneficially  owned by such QIBs to be sold by the Depositary  outside the United States  pursuant to Regulation S under the  Securities  Act, and that,  upon  completion of those sales,  the proceeds of those sales will be  transferred to such QIBs.
The new deposit  agreement  that the Company and the  Depositary  propose to enter to establish  the Rule 144A Deposit  Facility  would contain a similar provision.

The GDRs would remain listed on the LSE. The  depositary  receipts  issued from the Rule 144A Deposit  Facility  would not be listed on the LSE or on any other securities exchange.

The Company is aware that the SEC has proposed new rules  governing  termination  of  registration  of securities  under the Securities
Exchange Act of 1934,  as amended.  Such rules,  when adopted by the SEC, may permit the Company to terminate the  registration  of its ordinary  shares  with the SEC  without  the need to amend its  Deposit  Agreement  as  described  above.  If and when  such  rules are adopted,  the Company  intends to reassess  the Deposit  Agreement  (and the new deposit  agreement  relating to the Rule 144A  Deposit
Facility) to determine whether  restrictions on participation in the related  depositary  receipt facilities by persons resident in the
United States could be relaxed without  jeopardizing  the Company's  ability to terminate the  registration of its ordinary shares with the SEC.

________________________________________________________________________________

[1]      Under the  amendments  to the Deposit  Agreement,  a  beneficial  owner's  certification  that he, she or it either (i) is not
         "resident  in the United  States" or (ii) is a QIB and  requests  permission  to continue  to hold GDRs will not be  effective unless the beneficial owner,  together with the certification,  deposits its GDR with the Depositary or transfers the relevant
         GDRs to a blocked account with The Depository Trust Company,  in either case until after the  Certification  Date. The purpose of this requirement is to prevent  beneficial owners that have either (i) certified  non-U.S.  residence or (ii) certified QIB status and  requested  permission  to  continue to hold GDRs from  transferring  their ADRs to a person who is resident in the
         United States prior to the Certification Date.
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   June 26, 2006